                                                                    EXHIBIT 12.1

                      NEW MANORCARE HEALTH SERVICES, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                                                       PRO FORMA
                           1993     1994     1995     1996     1997      1997
                          -------  -------  -------  -------  -------  ---------
INCOME FROM CONTINUING
 OPERATIONS BEFORE
 TAXES..................  $10,019  $12,968  $12,879  $ 2,548  $60,105  $144,516
PLUS: FIXED CHARGES (NET
 OF CAPITALIZED
 INTEREST)..............    1,684    1,698    3,898   11,387   17,317    25,113
                          -------  -------  -------  -------  -------  --------
EARNINGS (AS DEFINED)...  $11,703  $14,666  $16,777  $13,935  $77,422  $169,629
                          =======  =======  =======  =======  =======  ========
INTEREST EXPENSE &
 AMORTIZATION OF DEBT
 DISCOUNT...............  $ 1,684  $ 1,698  $ 3,898  $11,387  $17,317  $ 25,113
RENT EXPENSE (INTEREST
 PORTION)...............      233      335      419    1,155    2,640     2,640
                          -------  -------  -------  -------  -------  --------
  TOTAL FIXED CHARGES
   NET OF CAPITALIZED
   INTEREST.............    1,917    2,033    4,317   12,542   19,957    27,753
CAPITALIZED INTEREST....        3      149      552      533    1,284     1,284
                          -------  -------  -------  -------  -------  --------
  TOTAL FIXED CHARGES...  $ 1,920  $ 2,182  $ 4,869  $13,075  $21,241  $ 29,037
                          =======  =======  =======  =======  =======  ========
"EARNINGS" DIVIDED BY
 FIXED CHARGES..........     6.10x    6.72x    3.45x    1.07x    3.64x     5.84x
                          =======  =======  =======  =======  =======  ========
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